Schedule B of FORM SBSE-A
Section II - Item 13A

Schedule B	Item 13A Record: 1	Data Point	Answer	
	II.13A i	Firm or Organization Name	Microsoft Corporation	
	II.13A i	SEC File, CRD, NFA, IARD, UIC, and/or CIK Number (if any)		
	II.13A i	Business Address (Street, City, State/Country, Zip + 4 Postal Code)	One Microsoft Way, Redmond, WA 98052-6399	
	II.13A i	Effective Date		4/1/2021
	II.13A i	Termination Date		3/30/2024
	II.13A i	Briefly describe the nature of the arrangement with respect to books or records (ITEM 13A)	Cloud and server environment	
Schedule B	Item 13A Record: 2	Data Point	Answer	
	II.13A ii	Firm or Organization Name	PageUp People Limited	
	II.13A ii	SEC File, CRD, NFA, IARD, UIC, and/or CIK Number (if any)		
	II.13A ii	Business Address (Street, City, State/Country, Zip + 4 Postal Code)	Level 10, 91 William St., Melbourne VIC 3000	
	II.13A ii	Effective Date		1/1/2021
	II.13A ii	Termination Date	n/a	
	II.13A ii	Briefly describe the nature of the arrangement with respect to books or records (ITEM 13A)	Storage of Employment Applications	